EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Results of  Annual Meeting of Shareholders

CALGARY, Alberta, June 06, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholders held on June 6, 2022.

Shareholders approved the following:

  Election of Directors: The incumbent seven directors of the Company were re-elected to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.
  Appointment of Auditors: KPMG LLP were reappointed as the auditors of the Company for the next year at a remuneration to be determined by the Board of Directors.
  Unallocated Options. The Company’s Stock Option Plan was approved for an additional three years.
  Deferred Share Unit Plan. The Company’s Deferred Share Unit Plan was approved for an additional three years.

Further details are set out in the Company's Information Circular dated April 29, 2022 posted on the Company's website and filed on www.sedar.com.

Specific voting results are as follows:

Description of Matter	# of Votes For	% of Votes For	# of Votes Withheld/ Against	% of Votes Withheld/ Against
Election of the following Directors:
George Liszicasz	27,014,666	95.94%	1,142,058	4.06%
Charles Selby	25,508,634	90.60%	2,648,090	9.40%
John Tilson	27,021,266	95.97%	1,135,458	4.03%
Thomas E. Valentine	26,616,496	94.53%	1,540,228	5.47%
Bruce G. Wilcox	26,145,634	92.86%	2,011,090	7.14%
Frank Ingriselli	27,655,266	98.22%	501,458	1.78%
Gerry Sheehan	25,513,734	90.61%	2,642,990	9.39%
Appointment of Auditors	32,342,300	99.96%	13,533	0.04%
Unallocated Options	26,583,636	94.41%	1,573,088	5.59%
Deferred Share Unit Plan	26,987,706	95.85%	1,169,018	4.15%

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com